NEWS RELEASE
TSX: ELD NYSE: EGO	October 01, 2015

Q3 2015 Financial and Operational Results Release Date and Conference Call

Vancouver, BC – Eldorado Gold Corporation will release its Q3 2015 Financial Results before the market opens on Friday October 30, 2015. Paul Wright, Chief Executive Officer of the Company, will host a conference call that same morning at 8:00 AM ET (5:00 AM PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until November 6, 2015)

Date:	Friday, October 30, 2015	Toronto:	416 849 0833
Time:	8:00am ET (5:00am PT)	Toll Free:	855 859 2056
Dial in:	647 427 7450	Pass code:	5125 3588
Toll free:	888 231 8191

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604	601 4018 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com